

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2020

Edward Fitzpatrick
Chief Financial Officer
Genpact LTD
Victoria Place , 5th Floor
31 Victoria Street
Hamilton HM 10
Bermuda

      Re: Genpact Limited
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed March 2, 2020
          File No. 1-33626

Dear Mr. Fitzpatrick:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services